_____________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2)

_______________________________________________________

U.S. BANK  NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

31-0841368

I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Nancie J. Arvin

U.S. Bank National Association

209 South LaSalle Street

Chicago, Illinois 60604

(312) 325-8900

(Name, address and telephone number of agent for service)

HONDA AUTO RECEIVABLES 2009-1 OWNER TRUST

 (Issuer with respect to the Securities)

AMERICAN HONDA RECEIVABLES CORP.

(Exact name of Registrant as specified in its charter)

California	33-0526079
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20800 Madrona Ave Torrance, California	90503
(Address of Principal Executive Offices)	(Zip Code)

 Asset Backed Notes

(Title of the Indenture Securities)

FORM T-1

Item 1.      GENERAL INFORMATION.  Furnish the following information as to the Trustee.

a)

Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, D.C.

b)

Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.     AFFILIATIONS WITH OBLIGOR.  If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15

Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.     LIST OF EXHIBITS:  List below all exhibits filed as a part of this statement of eligibility and qualification.

1.   A copy of the Articles of Association of the Trustee.*

2.   A copy of the certificate of authority of the Trustee to commence business.*

3.

A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.

A copy of the existing bylaws of the Trustee.**

5.

A copy of each Indenture referred to in Item 4.  Not applicable.

6.

The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.

Report of Condition of the Trustee as of September 30, 2008 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

* Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

** Incorporated by reference to Exhibit 25.1 to registration statement on S-4, Registration Number 333-145601 filed on August 21, 2007.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the 16th of January, 2009.

By:

/s/ Nancie J. Arvin

Nancie J. Arvin

Vice President

By:

/s/ Melissa A. Rosal

Melissa A. Rosal

Vice President

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated:  January 16, 2009

By:

/s/ Nancie J. Arvin

Nancie J. Arvin

Vice President

By:

/s/ Melissa A. Rosal

Melissa A. Rosal

Vice President

Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 9/30/2008

($000’s)

9/30/2008

Assets

Cash and Balances Due From

$7,232,911

           Depository Institutions

Securities

36,927,854

Federal Funds

3,517,817

Loans & Lease Financing Receivables

165,651,532

Fixed Assets

3,030,773

Intangible Assets

12,172,606

Other Assets

14,063,317

Total Assets

$242,596,810

Liabilities

Deposits

$147,640,677

Fed Funds

13,500,584

Treasury Demand Notes

0

Trading Liabilities

488,249

Other Borrowed Money

43,752,578

Acceptances

0

Subordinated Notes and Debentures

7,379,967

Other Liabilities

6,540,570

Total Liabilities

$219,302,625

Equity

Minority Interest in Subsidiaries

$1,679,593

Common and Preferred Stock

18,200

Surplus

 12,057,621

Undivided Profits

9,538,771

Total Equity Capital

$23,294,185

Total Liabilities and Equity Capital

$242,596,810

________________________________________________________________

To the best of the undersigned’s determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

By:

/s/ Nancie J. Arvin

 Vice President

Date:  January 16, 2009